Issuer Free Writing Prospectus

Filed Pursuant to Rule 433

Registration File No. 333-252989

Dated April 28, 2021

PRICING TERM SHEET

April 28, 2021

Spirit Airlines, Inc.

Offerings of

10,594,073 Shares of Common Stock

and

$440,000,000 Aggregate Principal Amount of

1.00% Convertible Senior Notes due 2026

The information in this pricing term sheet supplements Spirit Airlines, Inc.’s prospectus, dated February 11, 2021 (the “Common Stock Prospectus”), relating to a registered direct placement of common stock (the “Common Stock Offering”), and Spirit Airlines, Inc.’s preliminary prospectus supplement, dated April 27, 2021 (the “Convertible Note Preliminary Prospectus Supplement”), relating to an offering of convertible senior notes due 2026 (the “Convertible Note Offering”), and the accompanying prospectus, dated February 11, 2021, each filed pursuant to Rule 424(b) under the Securities Act of 1933, as amended, and supersedes the information in the Common Stock Prospectus or the Convertible Note Preliminary Prospectus Supplement, as applicable, to the extent inconsistent with the information therein. Terms used, but not defined, in this pricing term sheet have the respective meanings set forth in the Common Stock Prospectus or the Convertible Note Preliminary Prospectus Supplement, as applicable. As used in this pricing term sheet, “we,” “our” and “us” refer to Spirit Airlines, Inc.

Common Stock Offering

Issuer	Spirit Airlines, Inc.

Securities Offered	10,594,073 shares of voting common stock, $0.0001 par value per share, of Spirit Airlines, Inc. (the “Common Stock”).

Ticker / Exchange for Common Stock	SAVE / New York Stock Exchange (“NYSE”).

Last Reported Sale Price per Share of Common Stock on NYSE on April 28, 2021	$35.05.

Offering Price per Share of Common Stock	$35.05.

Trade Date	April 29, 2021.

Settlement Date	April 30, 2021 (T+1), which is the second trading day after the date of this pricing term sheet. Currently, trades in the secondary market for common stock ordinarily settle two trading days after the date of execution, unless the parties to the trade agree otherwise. Investors should consult their advisors accordingly.

Use of Proceeds	We estimate that the net proceeds to us from the Common Stock Offering will be approximately $370.8 million, after deducting our estimated offering expenses. We intend to use approximately $368.7 million of the net proceeds from the Common Stock Offering to redeem $340.0 million principal amount of our 8.00% Senior Secured Notes due 2025 at a redemption price equal to 108.0%, plus accrued and unpaid interest on the principal amount being redeemed up to, but excluding, the redemption date. We intend to use the remaining net proceeds from the Common Stock Offering for general corporate purposes.

CUSIP / ISIN Numbers for the Common Stock	848577102 / US8485771021.

Convertible Note Offering Issuer	Spirit Airlines, Inc.

Ticker / Exchange for Common Stock	SAVE / New York Stock Exchange (“NYSE”).

Trade Date	April 29, 2021.

Settlement Date	April 30, 2021 (T+1), which is the second trading day after the date of this pricing term sheet. Currently, trades in the secondary market for convertible notes ordinarily settle two trading days after the date of execution, unless the parties to the trade agree otherwise. Investors should consult their advisors accordingly.

Notes	1.00% convertible senior notes due 2026 (the “Notes”).

Principal Amount	$440,000,000 (or, if the underwriters of the Convertible Note Offering fully exercise their option to purchase additional Notes, $500,000,000) aggregate principal amount of Notes.

Public Offering Price	100% of the principal amount of the Notes, plus accrued interest, if any, from the Settlement Date.

Underwriting Discount	2.50% of the principal amount of the Notes, and $11,000,000 in the aggregate (or $12,500,000 in the aggregate, if the underwriters of the Convertible Note Offering fully exercise their option to purchase additional Notes).

Maturity Date	May 15, 2026, unless earlier repurchased, redeemed or converted.

Stated Interest Rate	1.00% per annum, accruing from, and including, the Settlement Date.

Interest Payment Dates	May 15 and November 15 of each year, beginning on November 15, 2021.

Record Dates	May 1 and November 1.

Last Reported Sale Price per Share of Common Stock on NYSE on April 28, 2021	$35.05.

Conversion Premium	Approximately 40.0% above the Last Reported Sale Price per Share of Common Stock on NYSE on April 28, 2021.

Initial Conversion Price	Approximately $49.07 per share of Common Stock.

Initial Conversion Rate	20.3791 shares of Common Stock per $1,000 principal amount of Notes.

Optional Redemption	The Notes will be redeemable, in whole or in part (subject to certain limitations described below), at our option at any time, and from time to time, on or after May 15, 2024 and on or before the 40th scheduled trading day immediately before the Maturity Date, at a cash redemption price equal to the principal amount of the Notes to be redeemed, plus accrued and unpaid interest, if any, to, but excluding, the redemption date, but only if the last reported sale price per share of our Common Stock exceeds 130% of the conversion price on (1) each of at least 20 trading days, whether or not consecutive, during the 30 consecutive trading days ending on, and including, the trading day immediately before the date we send the related redemption notice; and (2) the trading day immediately before the date we send such notice. However, we may not redeem less than all of the outstanding Notes unless at least $150.0 million aggregate principal amount of Notes are outstanding and not called for redemption as of the time we send the related redemption notice. In addition, calling any Note for redemption will constitute a make-whole fundamental change with respect to that Note, in which case the conversion rate applicable to the conversion of that Note will be increased in certain circumstances if it is converted after it is called for redemption. See the Convertible Note Preliminary Prospectus Supplement under the caption “Description of Notes—Optional Redemption.”

Use of Proceeds	We estimate that the net proceeds to us from the Convertible Note Offering will be approximately $428.3 million (or approximately $486.8 million if the underwriters of the Convertible Note Offering fully exercise their option to purchase additional Notes), after deducting the underwriters’ discounts and commissions and our estimated offering expenses. We intend to use the net proceeds from the Convertible Note Offering (together with existing cash on hand, assuming the underwriters of the Convertible Note Offering do not exercise their option to purchase additional Notes) to repurchase approximately $146.8 million aggregate principal amount of our outstanding 4.75% Convertible Senior Notes due 2025 (the “2025 Convertible Notes”) for approximately $440.7 million, including accrued and unpaid interest on the 2025 Convertible Notes repurchased, pursuant to privately negotiated agreements with a limited number of current holders of such 2025 Convertible Notes, which agreements are conditioned upon the consummation of the Convertible Note Offering. We intend to use the remaining net proceeds from the Convertible Note Offering, if any, for general corporate purposes.

Underwriters	Barclays Capital Inc.
Morgan Stanley & Co. LLC
Citigroup Global Markets Inc.
Deutsche Bank Securities Inc.

CUSIP / ISIN Numbers	848577 AB8 / US848577AB85.

Increase to Conversion Rate in Connection with a Make-Whole Fundamental Change	If a make-whole fundamental change occurs and the conversion date for the conversion of a Note occurs during the related make-whole fundamental change conversion period, then, subject to the provisions described in the Convertible Note Preliminary Prospectus Supplement under the caption “Description of Notes—Conversion Rights—Increase in Conversion Rate in Connection with a Make-Whole Fundamental Change,” the conversion rate applicable to such conversion will be increased by a number of shares set forth in the table below corresponding (after interpolation, as described below) to the make whole fundamental change effective date and the stock price of such make-whole fundamental change:

	Stock Price
Make-Whole Fundamental Change Effective Date	$35.05	$40.00	$45.00	$49.07	$55.00	$63.79	$70.00	$80.00	$100.00	$150.00	$200.00

April 30, 2021	8.1515	6.1773	4.7567	3.8895	2.9460	2.0047	1.5507	1.0459	0.4968	0.0703	0.0000
May 15, 2022	8.1515	5.9830	4.5213	3.6397	2.6938	1.7711	1.3373	0.8675	0.3804	0.0383	0.0000
May 15, 2023	8.1515	5.7193	4.2047	3.3067	2.3631	1.4741	1.0723	0.6550	0.2533	0.0121	0.0000
May 15, 2024	8.1515	5.3990	3.7942	2.8677	1.9289	1.0972	0.7480	0.4121	0.1285	0.0000	0.0000
May 15, 2025	8.1515	4.9845	3.1864	2.2024	1.2853	0.5894	0.3473	0.1536	0.0300	0.0000	0.0000
May 15, 2026	8.1515	4.6210	1.8431	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000

If such make-whole fundamental change effective date or stock price is not set forth in the table above, then:

•

if such stock price is between two stock prices in the table above or the make-whole fundamental change effective date is between two dates in the table above, then the number of additional shares will be determined by straight-line interpolation between the numbers of additional shares set forth for the higher and lower stock prices in the table above or the earlier and later dates in the table above, based on a 365- or 366-day year, as applicable; and

•

if the stock price is greater than $200.00 (subject to adjustment in the same manner as the stock prices set forth in the column headings of the table above are adjusted, as described in the Convertible Note Preliminary Prospectus Supplement under the caption “Description of Notes—Conversion Rights—Increase in Conversion Rate in Connection with a Make-Whole Fundamental Change—Adjustment of Stock Prices and Number of Additional Shares”), or less than $35.05 (subject to adjustment in the same manner), per share, then no additional shares will be added to the conversion rate.

Notwithstanding anything to the contrary, in no event will the conversion rate be increased to an amount that exceeds 28.5306 shares of Common Stock per $1,000 principal amount of Notes, which amount is subject to adjustment in the same manner as, and at the same time and for the same events for which, the conversion rate is required to be adjusted pursuant to the provisions described in the Convertible Note Preliminary Prospectus Supplement under the caption “Description of Notes—Conversion Rights—Conversion Rate Adjustments—Generally.”

* * *

We have filed with the SEC a registration statement (including a prospectus) relating to the Common Stock Offering and Convertible Note Offering and, in the case of the Convertible Note Offering, the Convertible Note Preliminary Prospectus Supplement. Before you

invest, you should read the Convertible Note Preliminary Prospectus Supplement (in the case of the Convertible Note Offering) and the prospectus in that registration statement and other documents we have filed with the SEC for more complete information about us and these offerings. You may get these documents free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, we, any underwriter or any dealer participating in the Convertible Note Offering will arrange to send you the Convertible Note Preliminary Prospectus Supplement (or, when available, the final prospectus supplement) for the Convertible Note Offering and the accompanying prospectus upon request to: Barclays Capital Inc., c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, New York, 11717, or by telephone at (888) 603-5847, or by email at barclaysprospectus@broadridge.com; Morgan Stanley & Co. LLC, 180 Varick Street, 2nd Floor, New York, New York 10014, Attention: Prospectus Department; Citigroup Global Markets Inc., Attention: Prospectus Department, c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, New York 11717, or by telephone at (800) 831-9146; or Deutsche Bank Securities Inc., 60 Wall Street, New York, New York 10005, Attention: Prospectus Group, or by telephone at (800) 503-4611, or by email at prospectus.CPDG@db.com. In addition, we will arrange to send you the prospectus (and, when available, the final prospectus supplement) relating to the Common Stock Offering upon request to Spirit Airlines, Inc., Attention: Investor Relations, 2800 Executive Way, Miramar, Florida 33025, or by telephone at (954) 447-7920.

The information in this pricing term sheet is not a complete description of the Common Stock, the Common Stock Offering, the Notes or the Convertible Note Offering. You should rely only on the information contained or incorporated by reference in the applicable Preliminary Prospectus Supplement and the accompanying prospectus, as supplemented by this pricing term sheet, in making an investment decision with respect to the Common Stock or the Notes.

ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.